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International Release no. 1236 File No. 70-9669


CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

Scottish Power plc

     In accordance with the order of the Securities and Exchange Commission dated December 6, 2000, Holding Company Act Release No. 27290(the "Order"), Scottish Power plc ("ScottishPower")hereby submits its report for the period April 1, 2001 to September 30, 2001(the "Reporting Period"). The following is a listing of the applicable reporting requirements contained in the Order (each, a "Reporting Requirement"), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

In this report, a conversion ratio of 1 GBP to 1.470 USD has been used.

Reporting Requirement No. 1: The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by ScottishPower during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans.

     Response: Securities were issued by ScottishPower pursuant to its employee stock option plans.

                               Market Price/
Date   No. of ScottishPower   And Sale Price
           Ordinary          Details per share(if     Proceeds        Proceeds
        Shares Issued        other than market)         GBP             USD

         1,720,056                 $7.11           (pound)8,319,684  $12,229,934

Debt securities were issued by ScottishPower as detailed in the following table.

                           Initial
         Acquiring         Principal      Interest   Term of       USD
         Company           Amount          Rate       Loan      at 9/30/01

         Royal Bank        $73,500,000   4.92375%   11/21/01   $73,500,000
         of Scotland

         Bank of Tokyo     $73,500,000   5.005625%  11/26/01   $73,500,000
         Mitsubishi


Reporting Requirement No. 2: The amount of guarantees issued during the reporting period by ScottishPower or PacifiCorp, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.


     Response: No guarantees were issued by ScottishPower or PacifiCorp during the reporting period.


Reporting Requirement No. 3: ScottishPower's aggregate investment, as defined under rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of ScottishPower's consolidated retained earnings, and a description of EWG and FUCO investments made during the reporting period.

         Response:

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A.   As of September 30, 2001, ScottishPower's consolidated retained earnings calculated in accordance with U.S. GAAP was USD $2,824 million.

B. ScottishPower's aggregate investment, as defined in Rule 53, in EWGs and FUCOs as of September 30, 2001 was USD 2,186 million.

C. ScottishPower's aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 77% as of September 30, 2001.

D. During the reporting period no EWG and FUCO investments were made. The aggregate investment in FUCOs increased as a result of exchange rate effects.

Reporting Requirement No. 4: The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by ScottishPower or if not exempt under the Act, by PacifiCorp since the date of the Order.

     Response: Please see Exhibit A-1 attached hereto.


Reporting Requirement No. 5: A list of the securities issued by the Intermediate Holding Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified

     Response: Please see table below.



                         Initial
Issuing   Acquiring     Principal       Interest     Term of         USD
Company   Company        Amount          Rate         Loan       at 9/30/01

NA1       N/A             N/A             N/A         N/A           N/A

NA2       N/A             N/A             N/A         N/A           N/A

NAGP      Royal Bank     $274,093,300     3.13%       10/29/01    $274,093,300
          of Scotland


Reporting Requirement No. 6: The amount and terms of any short-term debt issued by PacifiCorp or by any PacifiCorp Subsidiary, and a list of the deposits and withdrawals by any PacifiCorp or any PacifiCorp Subsidiary from Money Pool.

     Response:

Short-Term Debt Issued by PacifiCorp
During the Reporting Period
(excluding money pool borrowings reported below)

                     Description/Terms     Amount            Maximum       Balance at
Utility Subsidiary     of Debt             Issued (USD)     Outstanding     09/30/01
PacifiCorp           Commercial Paper     $10,015,106,000   $265,936,000  $195,910,000

*Total Amount Issued during the reporting period includes aggregate total of each overnight borrowing (average overnight trade $77,000,000 each day)and all other issues, some of which represent rollovers.

Commercial Paper issued with a rate range of 1.25% to 5.25%.

No Money Pool borrowings were made during the reporting period.

                               Net Amount      Net Amount
                               on Deposit     of Borrowings

PACIFICORP                          $0       $500,047,703

PACIFICORP GROUP HOLDINGS     $764,884,918   $  5,842,921



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PACIFICORP FINANCIAL SRVS           $0               $ 14,060,233

PACIFICORP POWER MARKETING          $0               $261,758,279

PACE                          $    408,839                    $0

PKE                           $  5,109,901                    $0

PIMI                          $    124,136                    $0

PMI                           $ 10,981,297                    $0

PACIFICORP TRANS              $    200,045                    $0
                              ------------        ---------------
                              $781,709,136          $781,709,136

* A list of all deposits and withdrawals during the reporting period for each company is available to the SEC staff upon request.

Reporting Requirement No. 7: The amount and terms of any nonexempt financings consummated during the period by PacifiCorp during the reporting period.

     Response: None

Reporting Requirement No. 8: The amount and terms of any nonexempt financings consummated by any non-utility PacifiCorp Subsidiary.

     Response: None

Reporting Requirement No. 9: A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of ScottishPower and PacifiCorp.

     Response:

For ScottishPower see Exhibits A-3 attached hereto.

For the PacifiCorp Group companies, please see Exhibit A-4 attached hereto.

Reporting Requirement 10: Copies of ScottishPower's filings on Form 20-F and semiannual reports to shareholders.

     Response: Filed under cover of Form SE as Exhibit A-5.


SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-9669) to be signed on its behalf by the undersigned thereunto duly authorized.

SCOTTISH POWER PLC




By: /s/ David T. Nish
    -----------------------------
          David T. Nish
         Finance Director

Date:  November 30, 2001


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                                EXHIBIT INDEX

Exhibit No.               Description                               Page
-------------             ------------                              -----

Exhibit          A-1 Aggregate Amount of ScottishPower/        Filed herewith
                 PacifiCorp Securities Issued Since
                 March 31, 2001 and Outstanding as of
                 the End of the Reporting Period

Exhibit A-2      Retained Earnings Analysis                    Filed herewith
                 of PacifiCorp

Exhibit A-3      ScottishPower                                 Filed herewith
                 September 30, 2001 Rule 24
                 Capitalization Table

Exhibit A-4      Capital Structure of                          Filed herewith
                 PacifiCorp Group Companies

Exhibit A-5      Copies of ScottishPower's                     Filed under cover
                 Filing on Form 20-F and                       of Form SE
                 semiannual reports to
                 shareholders